

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 19, 2017

<u>Via E-Mail</u>
Mr. P. Scott Stubbs
Executive Vice President and Chief Financial Officer
Extra Space Storage Inc.
2795 East Cottonwood Parkway, Suite 400
Salt Lake City, Utah 84121

      Re: Extra Space Storage Inc.
              Form 10-K for the fiscal year ended December 31, 2016
              Filed on February 27, 2017
              File No. 001-32269

Dear Mr. Stubbs:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ Eric McPhee

              Eric McPhee
              Senior Staff Accountant
              Office of Real Estate and
              Commodities